Exhibit 99.41

Financial Statements of

ACASTI PHARMA INC.

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the statements of earnings and comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its financial performance and its cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards.

Other Matter

Without qualifying our opinion, we draw attention to note 2(b) in the financial statements, which indicates that Acasti Pharma Inc. experienced continued net losses since inception. This condition, along with other matters as set forth in note 2(b) in the financial statements, indicates the existence of a material uncertainty that may cast significant doubt about Acasti Pharma Inc.'s ability to continue as a going concern.

/s/ KPMG LLP
Chartered Accountants

May 9, 2012
Montréal, Canada

ACASTI PHARMA INC.
Financial Statements

For the years ended February 29, 2012, February 28, 2011 and as at March 1, 2010

Financial Statements

ACASTI PHARMA INC.
Statements of Financial Position

As at February 29, 2012, February 28, 2011 and March 1, 2010

	February 29, 2012	February 28, 2011	March 1, 2010

Assets

Current assets:
Cash	$1,589,810	$322,183	$412,822
Short-term investments	5,542,764	2,507,747	–
Trade and other receivables (note 4)	442,718	192,440	68,389
Receivable from corporation under common control (note 5)	49,658	12,381	–
Tax credits receivable (note 6)	590,402	241,300	402,257
Inventories (note 7)	599,456	–	–
Prepaid expenses	41,650	14,431	–
	8,856,458	3,290,482	883,468

Equipment (note 8)	27,164	37,909	29,851
Intangible asset (note 9)	6,845,238	7,502,380	8,159,524

Total assets	$15,728,860	$10,830,771	$9,072,843
Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$995,662	$510,605	$309,254
Payable to parent corporation (note 5)	214,772	435,310	382,125
Royalties payable to parent corporation (note 18)	49,084	128,020	–
Convertible redeemable shares (note 11)	–	4,052,000	4,052,000
Derivative financial liabilities (note 11)	–	–	233,790
Total liabilities	1,259,518	5,125,935	4,977,169

Equity:
Share capital (note 11)	28,614,550	12,174,901	7,738,587
Warrants and rights (note 11)	313,315	–	–
Contributed surplus	(1,306,451)	181,074	–
Deficit	(13,152,072)	(6,651,139)	(3,642,913)
Total equity	14,469,342	5,704,836	4,095,674

Commitments (note 18)
Subsequent event (note 22)

Total liabilities and equity	$15,728,860	$10,830,771	$9,072,843

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 29, 2012 and February 28, 2011

	2012	2011

Revenue from sales	$10,415	$–
Cost of sales	(5,077)	–
Gross profit	5,338	–

Revenue from research contracts (note 5)	115,966	28,402
General and administrative expenses	(3,493,671)	(1,608,748)
Research and development expenses, net of tax credits of $453,316 (2011 - $86,128)	(3,140,475)	(1,538,169)
Results from operating activities	(6,512,842)	(3,118,515)

Finance income (note 13)	43,143	285,231
Finance costs (note 13)	(8,962)	(177,174)
Foreign exchange (loss) gain	(22,272)	2,232
Net finance income	11,909	110,289

Net loss and total comprehensive loss for the year	$(6,500,933)	$(3,008,226)

Basic and diluted loss per share (note 15)	$(0.10)	$(0.06)

Weighted average number of shares outstanding (note 15)	67,231,636	50,772,550

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 29, 2012 and February 28, 2011

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive loss for the year	–	–	–	–	(6,500,933)	(6,500,933)
	59,174,444	12,174,901	–	181,074	(13,152,072)	(796,097)

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares through private placement	1,500,000	1,978,600	–	–	–	1,978,600
Conversion of convertible redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	313,315	1,007,256	–	1,320,571
Warrants exercised	214,500	55,500	–	–	–	55,500
Share options exercised	42,500	13,252	–	(4,501)	–	8,751
Issuance of rights	–	–	2,490,280	(2,490,280)	–	–
Rights exercised	6,445,444	10,340,297	(2,490,280)	–	–	7,850,017
Total contributions by and distribution to owners	13,462,444	16,439,649	313,315	(1,487,525)	–	15,265,439

Balance at February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Balance, March 1, 2010	47,673,924	$7,738,587	$–	$–	$(3,642,913)	$4,095,674

Net loss and total comprehensive loss for the year	–	–	–	–	(3,008,226)	(3,008,226)
	47,673,924	7,738,587	–	–	(6,651,139)	1,087,448

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions	–	–	–	181,074	–	181,074
Warrants exercised	11,500,520	4,436,314	–	–	–	4,436,314
Total contributions by and distribution to owners	11,500,520	4,436,314	–	181,074	–	4,617,388

Balance at February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows

Years ended February 29, 2012 and February 28, 2011

	2012	2011

Cash flows from operating activities:
Net loss for the year	$(6,500,933)	$(3,008,226)
Adjustments:
Depreciation of equipment	10,745	13,043
Amortization of intangible asset	657,142	657,144
Stock-based compensation	1,320,571	181,074
Net finance income	(11,909)	(110,289)
Foreign exchange (loss) gain	(22,272)	2,232
Foreign exchange loss on cash	9,484	–
	(4,537,172)	(2,265,022)
Changes in non-cash operating working capital items:
Trade and other receivables	(250,278)	(124,051)
Receivable from corporation under common control	(37,277)	(12,381)
Tax credits receivable	(349,102)	160,957
Inventories	(599,456)	–
Prepaid expenses	(27,219)	(14,431)
Trade and other payables	485,057	201,351
Payable to parent corporation	(220,538)	53,185
Royalties payable to parent corporation	(78,936)	128,020
	(1,077,749)	392,650
Net cash used in operating activities	(5,614,921)	(1,872,372)

Cash flows from (used in) investing activities:
Interest received	8,126	11,775
Acquisition of equipment	–	(21,101)
Acquisition of short-term investments	(7,500,000)	(2,507,747)
Maturity of short-term investments	4,500,000	–
Net cash used in investing activities	(2,991,874)	(2,517,073)

Cash flows from (used in) financing activities:
Proceeds from exercise of warrants and options	64,251	–
Proceeds from issuance of shares on exercise of warrants	–	4,300,208
Net proceeds from exercise of rights	7,850,017	–
Net proceeds from private placement	1,978,600	–
Interest paid	(8,962)	(1,402)
Net cash from financing activities	9,883,906	4,298,806

Foreign exchange loss on cash held in foreign currencies	(9,484)	–
Net increase (decrease) in cash	1,267,627	(90,639)

Cash, beginning of year	322,183	412,822

Cash, end of year	$1,589,810	$322,183

Supplemental cash flow disclosure:
Non-cash transactions:
Conversion of convertible redeemable shares (note 11)	$4,052,000	$–
Fair value adjustment on exercise of warrants (note 23 (f))	–	136,106

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

1.    Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec      H7T 0B3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.    Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs).  These are the Corporation’s first financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The first date at which IFRS were applied was March 1, 2010.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Corporation is provided in note 23.

The financial statements were authorized for issue by the Board of Directors on May 9, 2012.

(b)	Basis of measurement:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at February 29, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at February 29, 2012 include amounts due to Neptune of $263,856.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The financial statements have been prepared on the historical cost basis except for the revaluation of the derivative financial liability, which is measured at fair value.

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

2.    Basis of preparation (continued):

(d)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative financial liabilities and stock-based compensation (note 14).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.    Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs.

(a)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(a)	Financial instruments (continued):

(i)	Non-derivative financial assets (continued):

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payable to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital: Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv)	Compound financial instruments:

Compound financial instruments issued by the Corporation comprise convertible redeemable shares that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(a)	Financial instruments (continued):

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes of fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity.  Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values.  Equity instruments are not subsequently remeasured.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(c)	Equipment (continued):

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting periods presented, the Corporation has not capitalised any development expenditures.

(ii)	Other intangible assets:

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred. As of the reporting periods presented, the Corporation has not capitalized any patent costs.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(d)	Intangible assets (continued):

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Period

License	14 years

(e)	Leased assets:

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term.  Associated costs, such as maintenance and insurance, are expensed as incurred.

(f)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(f)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group.  The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(g)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(j)	Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(j)	Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(n)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share (EPS) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, redeemable shares, warrants, rights and share options granted to employees.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses.  The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  All of the Corporation’s assets are located in Canada.

(q)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 29, 2012, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.    Significant accounting policies (continued):

(q)	New standards and interpretations not yet adopted (continued):

(i)	Financial instruments (continued):

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)	Fair value:

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

(iii)	Amendments to IAS 19 - Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits.  Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

4.    Trade and other receivables:

	February 29, 2012	February 28, 2011	March 1, 2010

Trade receivables	$5,446	$–	$–
Sales taxes receivable	253,344	151,890	23,389
Accrued and other receivables	183,928	40,550	45,000
	$442,718	$192,440	$68,389

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 17.

5.    Related parties:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 29, 2012	February 28, 2011

Administrative costs	$949,728	$254,775
Research and development costs, before tax credits	731,851	920,438
Royalties (note 18)	257,807	132,830
	$1,939,386	$1,308,043

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $92,703 and $23,263, respectively, during the year ended February 29, 2012, (2011 - $16,021 and $12,381, respectively). These transactions are in the normal course of operations.

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

5.    Related parties (continued):

Key management personnel compensation includes the following for the years ended February 29, 2012 and February 28, 2011:

	February 29, 2012	February 28, 2011

Short-term employee benefits	$698,382	$529,150
Share-based compensation costs	546,939	124,555
	$1,245,321	$653,705

6.    Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws.  The amounts recorded as receivable are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	40,000
2031	45,000
2032	437,000
$533,000

7.    Inventories:

	February 29, 2012	February 28, 2011	March 1, 2010

Raw materials	$57,950	$–	$–
Work in progress	311,378	–	–
Finished goods	230,128	–	–
	$599,456	$–	$–

For the year ended February 29, 2012, the cost of sales of $5,077 (nil in 2011) was comprised of inventory costs of $5,077 (which consisted of raw materials, changes in work in progress and finished goods).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

8.    Equipment:

	Furniture and office equipment	Computer equipment	Total

Cost:
Balance at March 1, 2010	$40,603	$693	$41,296
Additions	18,103	2,998	21,101
Balance at February 28, 2011 and February 29, 2012	58,706	3,691	62,397

Accumulated depreciation:
Balance at March 1, 2010	11,203	242	11,445
Depreciation for the year	11,940	1,103	13,043
Balance at February 28, 2011	23,143	1,345	24,488

Depreciation for the year	9,638	1,107	10,745
Balance at February 29, 2012	$32,781	$2,452	$35,233

Net carrying amounts:
March 1, 2010	$29,400	$451	$29,851
February 28, 2011	35,563	2,346	37,909
February 29, 2012	25,925	1,239	27,164

Depreciation expense for the years ended February 29, 2012 and February 28, 2011 has been recorded in “general and administrative expenses” in the statement of comprehensive income.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

9.    Intangible asset:

License

Cost:
Balance at March 1, 2010, February 28, 2011 and February 29, 2012	$9,200,000

Accumulated amortization:
Balance at March 1, 2010	1,040,476
Amortization for the year	657,144
Balance at February 28, 2011	1,697,620

Amortization for the year	657,142
Balance at February 29, 2012	$2,354,762

Net carrying amounts:
March 1, 2010	$8,159,524
February 28, 2011	7,502,380
February 29, 2012	6,845,238

Amortization expense for the years ended February 29, 2012 and February 28, 2011 has been recorded in “general and administrative expenses” in the statement of comprehensive income.

10.  Trade and other payables:

	February 29, 2012	February 28, 2011	March 1, 2010

Trade payables	$549,241	$174,604	$80,189
Accrued liabilities and other payables	170,098	165,672	105,749
Employee salaries and benefits payable	276,323	170,329	123,316
	$995,662	$510,605	$309,254

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 17.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

11.  Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

	Class A shares (classified as equity)		Class B shares (classified as liability)		Class C shares (classified as liability)

	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount

Balance February 29, 2012	72,636,888	$28,614,550	–	$–	–	$–
Balance February 28, 2011	59,174,444	12,174,901	5,000,000	4,000,000	260,000	52,000
Balance March 1, 2010	47,673,924	7,738,587	5,000,000	4,000,000	260,000	52,000

On March 21, 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052,000 was extinguished, and the number of issued and outstanding Class A shares of the Corporation was 64,434,444.

(b)	Private placement:

On February 13, 2012, the Corporation closed a private placement financing for gross proceeds of $1,993,600 from Neptune and an officer of the Corporation.

Half of the proceeds came from Neptune for 750,000 common shares at $1.33 per share.  The other portion of the proceeds came from an officer of the Corporation for 750,000 common shares at $1.33 per share and warrants (the “Series 6” and “Series 7” warrants) to purchase 750,000 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $1.50 per share for 36 months following their issue date.  Total issue costs related to these transactions amounted to $15,000.

The warrants issued to the officer were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

11.  Capital and other components of equity (continued):

(b)	Private placement (continued):

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

2012

Dividend yield	Nil
Risk-free interest rate	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $313,315 for this grant during the year ended February 29, 2012.

(c)	Warrants:

The warrants of the Corporation are composed of the following as at February 29, 2012, February 28, 2011 and March 1, 2010:

	February 29, 2012		February 28, 2011		March 1, 2010

	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount

Liability
Series 2 warrants	–	$–	–	$–	9,027,142	$233,790
Equity
Series 3 warrants	–	–	–	–	12,500,000	–
Series 4 warrants	5,785,500	–	6,000,000	–	6,000,000	–
Series 5 warrants	–	–	–	–	3,000,000	–
Private placement warrants
Series 6 warrants	375,000	306,288	–	–	–	–
Series 7 warrants	375,000	7,027	–	–	–	–
	6,535,500	$313,315	6,000,000	$–	30,527,142	$233,790

-	Series 2 allowed the holder to purchase one Class A share for $0.40 per share until November 17, 2010.

-	Series 3 allowed the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

-	Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

-	Series 5 allowed the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

-	Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

-	Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

11.  Capital and other components of equity (continued):

(c)	Warrants (continued):

During 2011, 3,082,139 Series 2 warrants, 5,418,381 Series 3 warrants, and 3,000,000 Series 5 warrants were exercised for aggregate cash proceeds of $4,300,208.  An additional $136,108, corresponding to the fair value of the Series 2 warrants at the time of exercise, was recorded in share capital.  In addition, 5,945,003 Series 2 warrants and 7,081,619 Series 3 warrants expired unexercised in 2011.

(d)	Rights:

On July 5, 2011, the Corporation issued to the holders of outstanding Class A shares transferable rights to subscribe to Class A shares. Each registered holder of Class A shares received one right for each Class A share held, representing a total of 64,454,444 rights. Ten rights plus the sum of $1.25 are required to subscribe to one Class A share. On September 14, 2011, the offering expired oversubscribed and, accordingly, the maximum number of shares available for issuance was issued for a total of 6,445,444 shares representing gross proceeds of $8,056,805.  Transaction costs related to the rights offering amounted to $206,788.

(e)	Convertible redeemable shares held by related parties:

Convertible redeemable shares held by related parties are as follows:

	February 29, 2012	February 28, 2011	March 1, 2010

Neptune	$–	$3,960,000	$3,960,000
Corporation controlled by an officer and director	–	92,000	92,000
Total	$–	$4,052,000	$4,052,000

All convertible redeemable shares were converted into Class A shares on March 21, 2011, as disclosed in note 11 (a).

12.  Personnel expenses:

	February 29, 2012	February 28, 2011

Salaries and other short-term employee benefits	$1,507,026	$1,016,555
Share-based compensation	1,228,466	177,015
	$2,735,492	$1,193,570

Share-based compensation does not include $92,105 (2011 - $4,059) of compensation to non-employee directors and consultants.

13.   Finance income and finance costs:

(a)	Finance income:

	February 29, 2012	February 28, 2011

Interest income	$43,143	$11,775
Gain on expiry of derivative financial liabilities	–	273,456
Finance income	$43,143	$285,231

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

13.   Finance income and finance costs (continued):

(b)	Finance costs:

	February 29, 2012	February 28, 2011

Interest charges	$(8,962)	$(1,402)
Change in fair value of derivative financial liabilities	–	(175,772)
Finance costs	$(8,962)	$(177,174)

14.  Share-based payment:

Description of the share-based payment arrangements:

At February 29, 2012 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, the Corporation’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	Year ended February 29, 2012		Year ended February 28, 2011
	Weighted average exercise price	Number of options	Weighted average exercise price	Number or options

Outstanding at beginning of year	$0.25	800,000	$0.25	850,000
Granted	1.42	2,660,000	–	–
Exercised	0.25	(42,500)	–	–
Forfeited	1.43	(70,000)	0.25	(50,000)
Outstanding at end of year	$1.15	3,347,500	$0.25	800,000

Exercisable at end of year	$0.69	1,172,500	$0.25	582,500

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.  Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

				2012
	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Number of options exercisable	Weighed average exercise price $

$0.25	6.63	757,500	733,750	0.25
$0.75	4.12	25,000	–	0.75
$1.40	4.30	2,295,000	408,750	1.40
$1.50	4.52	170,000	–	1.50
$1.80	2.44	100,000	30,000	1.80
	4.78	3,347,500	1,172,500	0.69

The options outstanding under the plan have a weighted average remaining life of 4.78 years as at February 29, 2012 (2011 - 7.63 years).

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year (no options were granted during 2011):

2012

Dividend	–
Risk-free interest	1.86%
Estimated life	4.01 years
Expected volatility	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.79 (2011 - nil).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $1.62 (2011 - nil).  The portion of services employees provided to the Corporation was estimated to be 43% of services provided to the group (2011 - 65%).  Accordingly, stock-based compensation recognized under this plan amounted to $393,798 for the year ended February 29, 2012 (2011 - $13,979).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.  Share-based payment (continued):

(b)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

During the year ended February 29, 2012, Neptune granted 1,575,000 Neptune stock options to group employees (2011 - 2,175,000).  The options granted had a weighted average exercise price of $3.05 per share and are vesting over a minimal period of 18 months, subject to continued service (2011 - $2.09).  The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2012	2011

Dividend yield	0.02%	0.01%
Risk-free interest rate	1.17%	1.82%
Estimated life	2.67 years	2.23 years
Expected volatility	72.52%	72.60%

The weighted average of the fair value of the options granted to employees during the year is $1.23 per share (2011 - $0.74).  The portion of services provided to the Corporation was estimated to be 25% of the total services provided to the group (2011 - 14%), representing stock-based compensation in the amount of $487,894 for the year ended February 29, 2012 (2011 - $74,743).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 29, 2012, Neptune granted rights over 2,174,279 NeuroBioPharm Inc. Series 2011-2 and 2011-3 warrants to group employees (2011 - 1,345,000).  NeuroBioPharm Inc. is also a subsidiary of Neptune.  The rights granted had a weighted average exercise price of $0.67 per share (2011 - $0.23)  and are vesting gradually until April 12, 2016, subject to continued service or having reached 4 years of continued service for directors.  The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2012	2011

Dividend yield	Nil	Nil
Risk-free interest rate	1.81%	2.01%
Estimated life	3.09 years	3 years
Expected volatility	75%	75%

The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.01 per share (2011 - $0.12).  The portion of services those employees provide to the Corporation was estimated to be 34% of the total services they provide to the group (2011 - 37%), representing stock-based compensation in the amount of $27,931 for the year ended February 29, 2012 (2011 - $19,160).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.  Share-based payment (continued):

(b)	Neptune stock-based compensation plan (continued):

(iii)	Neptune-owned Acasti warrants:

During the year ended February 29, 2012, Neptune granted rights over 540,000 Neptune-owned Acasti warrants or shares to group employees (2011 - 1,290,000).  The rights granted had a weighted average exercise price of $1.42 per share (2011 - $0.50) and are vesting gradually until February 10, 2015, subject to continued service or having reached 4 years of continued service for directors.  The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2012	2011

Dividend yield	Nil	Nil
Risk-free interest rate	1.71%	1.91%
Estimated life	2.38 years	2.5 years
Expected volatility	71.56%	75%

The weighted average of the fair value of the rights granted to employees during the year ended February 29, 2012 is $0.51 per share (2011 - $0.22).  The portion of services those employees provide to the Corporation was estimated to be 65% of the total services they provide to the group (2011 - 55%), representing stock-based compensation in the amount of $97,633 for the year ended February 29, 2012 (2011 - $73,192).

15.  Earnings (loss) per share:

The calculation of basic loss per share at February 29, 2012 was based on the net loss attributable to owners of the Corporation of $6,500,933 (2011 - $3,008,226), and a weighted average number of common shares outstanding of 67,231,636 (2011 - 50,772,550).

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the years presented.  All outstanding options could potentially be dilutive in the future.

16.  Income taxes:

Deferred tax expense:

	2012	2011

Origination and reversal of temporary differences	$866,000	$610,000
Change in unrecognized deductible temporary differences	(866,000)	(610,000)
Deferred tax expense (recovery)	$–	$–

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

16.  Income taxes (continued):

Reconciliation of effective tax rate:

	2012	2011

Loss before income taxes	$(6,500,933)		$(3,008,226)

Income tax at the combined Canadian statutory rate	$(1,830,013)		$(891,939)
Increase resulting from:
Change in unrecognized deductible temporary differences	1,325,291		611,645
Non-deductible stock-based compensation	371,741		53,688
Permanent differences and other	132,981		226,606
Total tax expense (recovery)	$–	$	‒

The applicable statutory tax rates are 28.15% in 2012 and 29.65% in 2011. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012.

Unrecognized deferred tax assets:

At February 29, 2012 and February 28, 2011, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2012	2011

Tax losses carried forward	$1,852,000	$786,000
Research and development expenses	709,000	501,000
Intangible assets	146,000	105,000
Other deductible temporary differences	38,000	34,000
Unrecognized deferred tax assets	$2,745,000	$1,426,000

As at February 29, 2012, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial

Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,620,000
2031	2,071,000	2,063,000
2032	2,480,000	2,480,000
	$6,892,000	$6,877,000

Research and development expenses, without time limitation	$2,355,000	$2,989,000

Other deductible temporary differences, without time limitation	$682,530	$682,530

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

17.  Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Corporation to significant concentration of credit risk consist primarily of cash and short-term investments.  The Corporation invests cash and short-term investments with financial institutions with a high credit ranking.

As of February 29, 2012, February 28, 2011, and March 1, 2011, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash and short-term investments.

(b)	Exchange risk:

The Corporation is not exposed to any significant exchange risks, as it did not have any significant assets or liabilities denominated in foreign currencies.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at the following dates is as follows:

February 29, 2012

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

February 28, 2011

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

March 1, 2010

Cash	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

17.  Financial instruments (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities, excluding those that were settled by the issuance of shares, as at February 29, 2012, February 28, 2011 and March 1, 2010:

					February 29, 2012
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$996	$996	$996	$–	$–
Payable to parent corporation	215	215	215	–	–
Royalties payable to parent corporation	49	49	49	–	–
	$1,260	$1,260	$1,260	$–	$–

					February 28, 2011
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$511	$511	$511	$–	$–
Payable to parent corporation	435	435	435	–	–
Royalties payable to parent corporation	128	128	128	–	–
	$1,074	$1,074	$1,074	$–	$–

					March 1, 2010
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$309	$309	$309	$–	$–
Payable to parent corporation	382	382	382	–	–
	$691	$691	$691	$–	$–

(e)	Short-term investments

As at February 29, 2012, short-term investments are with a Canadian financial institution having a high credit rating.  Short-term investments have maturity dates of September 26, 2012 and December 20, 2012, a weighted average interest rate of 0.86% and are cashable at any time at the discretion of the Corporation, under certain conditions.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

17.  Financial instruments (continued):

(e)	Short-term investments (continued)

As at February 28, 2011, short-term investments were with a Canadian financial institution having a high credit rating.  Short-term investments had maturity dates of November 30, 2011 and December 31, 2011, a weighted average interest rate of 1.45%, and were cashable at any time at the discretion of the Corporation, under certain conditions.

18.  Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000 and year 6 and thereafter - $1,000,000.  Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136,000.  As at February 29, 2012, an amount of $248,050 is included in ''Trade and other payables'' in relation to these projects.

19.  Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

Derivative financial liabilities (Acasti series II warrants) use valuation techniques that require inputs that are both unobservable and significant, and therefore, are categorized as Level 3 in the fair value hierarchy. Balances related to this instrument are disclosed in note 23 (f).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

19.  Determination of fair values (continued):

The fair value of derivatives over the Series II warrants is determined by using a binomial model incorporating the following estimates and assumptions at March 1, 2010:

Dividend yield	–
Volatility	38.87%
Estimate life	9 months
Risk-free rate	1.28%

The Series II warrants that expired during the year ended February 28, 2011 were measured at their estimated intrinsic value immediately before exercise or expiry.

As of February 28, 2011 and March 1, 2010, the fair value of the liability component of the Class B and Class C convertible redeemable shares, excluding value for the conversion option, was determined to be equal to their carrying amount.

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20.  Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures.  The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by its parent corporation and from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of stock-based compensation to employees.  The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders’ equity.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 29, 2012, cash amounted to $1,589,810, short-term investments amounted to $5,542,764 and tax credits receivable amounted to $590,402, for a total $7,722,976.  During the year ended February 29, 2012, the Corporation obtained proceeds of $64,251 from the exercise of previously issued warrants and options, $1,978,600 from a private placement of shares and warrants with Neptune and an officer of the Corporation, and $7,850,017 from the exercise of rights issued during the year, which it used in part to fund operations for the year.  As stated in note 2, the Corporation expects to raise additional financing from Neptune and other sources to pursue its operations within the next 12 months and beyond.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.  Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

22.  Subsequent event:

Since February 29, 2012, the Corporation has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring 5 years after their grant date.

23.  Transition to IFRS:

As stated in note 2 (a), these are the Corporation’s first financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended February 29, 2012, the comparative information presented in these financial statements for the year ended February 28, 2011, and in the preparation of an opening IFRS statement of financial position at March 1, 2010 (the Corporation’s date of transition).

In preparing its financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Share-based payment:

The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(ii)	Designation of financial assets and financial liabilities:

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Reconciliation of equity

					March 1, 2010

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

Assets

Current assets:
Cash		$412,822	$–	$–	$412,822
Trade and other receivables		68,389	–	–	68,389
Tax credits receivable		402,257	–	–	402,257
		883,468	–	–	883,468

Equipment		29,851	–	–	29,851
Intangible asset	(d)	–	8,159,524	–	8,159,524

Total assets		$913,319	$8,159,524	$–	$9,072,843

Liabilities and Equity

Current liabilities:
Trade and other payables		$309,254	$–	$–	$309,254
Payable to parent corporation		382,125	–	–	382,125
Convertible redeemable shares		4,052,000	–	–	4,052,000
Derivative financial liabilities	(f)	–	233,790	–	233,790
Total liabilities		4,743,379	233,790	–	4,977,169

Equity
Share capital		7,738,587	–	–	7,738,587
Deficit	(a)	(11,568,647)	7,925,734	–	(3,642,913)
Total equity		(3,830,060)	7,925,734	–	4,095,674

Total liabilities and equity		$913,319	$8,159,524	$–	$9,072,843

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Reconciliation of equity

					February 28, 2011

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

Assets

Current assets:
Cash		$322,183	$–	$–	$322,183
Short-term investments		2,507,747	–	–	2,507,747
Receivable from corporation under common control		12,381	–	–	12,381
Trade and other receivables		192,440	–	–	192,440
Tax credits receivable		241,300	–	–	241,300
Prepaid expenses		14,431	–	–	14,431
		3,290,482	–	–	3,290,482

Equipment		37,909	–	–	37,909
Intangible asset	(d)	–	7,502,380	–	7,502,380

Total assets		$3,328,391	$7,502,380	$–	$10,830,771

Liabilities and Equity

Current liabilities:
Trade and other payables		$510,605	$–	$–	$510,605
Payable to parent corporation		435,310	–	–	435,310
Royalties payable to parent corporation	(g)	–	–	128,020	128,020
Convertible redeemable shares	(g)	–	–	4,052,000	4,052,000
		945,915	–	4,180,020	5,125,935

Convertible redeemable shares	(g)	4,052,000	–	(4,052,000)	–
Royalties payable to parent corporation	(g)	128,020	–	(128,020)	–
Total liabilities		5,125,935	–	–	5,125,935

Equity
Share capital	(f)	12,038,795	136,106	–	12,174,901
Contributed surplus	(e)	105,763	75,311	–	181,074
Deficit	(a)	(13,942,102)	7,290,963	–	(6,651,139)
Total equity		(1,797,544)	7,502,380	–	5,704,836

Total liabilities and equity		$3,328,391	$7,502,380	$–	$10,830,771

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Reconciliation of comprehensive loss for the year ended February 28, 2011

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

Revenue from research contracts		$28,402	$–	$–	$28,402
General and administrative expenses	(h)	(733,116)	–	(875,632)	(1,608,748)
Research and development expenses, net of tax credit of $86,128	(h)	(1,429,710)	–	(108,459)	(1,538,169)
Royalties to parent corporation	(h)	(132,830)	–	132,830	–
Amortization	(d), (h)	(13,043)	(657,144)	670,187	–
Stock-based compensation	(e), (h)	(105,763)	(75,311)	181,074	–
Results from operating activities		(2,386,060)	(732,455)	–	(3,118,515)

Finance income	(f)	11,775	273,456	–	285,231
Finance costs	(f)	(1,402)	(175,772)	–	(177,174)
Foreign exchange gain		2,232	–	–	2,232
Net finance income		12,605	97,684	–	110,289

Net loss and total comprehensive loss for the period		$(2,373,455)	$(634,771)	$–	$(3,008,226)

Basic loss per share		$(0.05)			$(0.06)
Diluted loss per share		(0.05)			(0.06)

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows under previous Canadian GAAP.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Notes to the reconciliations:

(a)	Reconciliation of deficit:

	March 1, 2010	February 28, 2011

Deficit under Canadian GAAP	$(11,568,647)	$(13,942,102)

Adjustments:
Intangible asset (d)	8,159,524	7,502,380
Valuation of Series II warrants (f)	(233,790)	(136,106)
Share-based payments (e)	–	(75,311)
Deficit under IFRS	$(3,642,913)	$(6,651,139)

(b)	Reconciliation of equity:

	March 1, 2010	February 28, 2011

Equity under Canadian GAAP	$(3,830,060)	$(1,797,544)

Adjustments:
Intangible asset (d)	8,159,524	7,502,380
Valuation of Series II warrants (f)	(233,790)	–
Equity under IFRS	$4,095,674	$5,704,836

(c)	Reconciliation of comprehensive loss:

Year ended February 28, 2011

Comprehensive loss under Canadian GAAP	$(2,373,455)

Adjustments:
Intangible asset (d)	(657,144)
Share-based payments (e)	(75,311)
Series II warrants (f)	(175,772)
Gain on expiry of warrants (f)	273,456
Net loss under IFRS	$(3,008,226)

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Notes to the reconciliations (continued):

(d)	Intangible assets:

Under IFRS, there are no special recognition requirements for related party transactions, therefore the acquisition from Neptune of the license to use its intellectual property is subject to the requirements of IAS 38 Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Corporation from its parent corporation in October 2008 was measured at the carrying amount.  No value was attributed to the license as the intellectual property being licensed had a carrying amount of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized at cost, being the fair value of convertible redeemable shares of $9,200,000 issued in consideration for the purchase.

The Corporation amortizes the cost of the license over its estimated useful life, resulting in a net adjustment to deficit and assets at the date of transition of $8,159,524. Amortization caused an increase in general and administrative costs of $657,144 during the year ended February 28, 2011.

(e)	Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period.  Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award.  In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock-based compensation expense in the amount of $75,311 for the year ended February 28, 2011.

(f)	Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification, with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using an option valuation model. The estimated fair value is recorded in the statement of financial position in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity under previous GAAP, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to deficit at that date.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.  Transition to IFRS (continued):

Notes to the reconciliations (continued):

(f)	Warrants (continued):

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $175,772 was recognized as adjustments for the year ended February 28, 2011.  During the period, 36% of the warrants were exercised.  As a result, an additional $136,106, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital.  On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273,456.

(g)	Classification of royalties payable to parent corporation and convertible redeemable shares:

Under previous Canadian GAAP, a short-term obligation which is scheduled to mature within one year from the balance sheet date should be excluded from current liabilities, only if the debtor intends to refinance the obligation on a long-term basis and such intent is supported by an ability to consummate the financing and, if the creditor has waived its right to demand payment for more than one year from the balance sheet date.

Under IFRS, an entity classifies its financial liabilities as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the financial statements are authorized for use.

Under previous GAAP, convertible redeemable shares and royalties payable to parent corporation were classified as long-term financial liabilities as at February 28, 2011 as a result of events that occurred in March 2011 (note 11(a)).  As a result, both the royalties payable to parent corporation and the convertible redeemable shares have been reclassified to current liabilities in the comparative IFRS statements of financial position.

(h)	Presentation of statement of operations:

As the Corporation has elected to present expenses recognized in comprehensive loss using a classification based on their function with the Corporation, royalties to parent corporation, amortization and stock-based compensation expense were reallocated to general and administrative expenses and research and development expenses.